Exhibit 1

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ALTA FOX OPPORTUNITIES FUND, LP

Sale of Common Stock	(44,759)	21.3625	09/10/2025
Sale of Common Stock	(55,241)	21.0075	09/11/2025